Exhibit 99.3

ASX Announcement	26 February 2014

32 Beulah Road, Norwood, South Australia 5067ACN112 202 883

Telephone:  +61 8 8363 0388  Facsimile: +61 8 8132 0766  www.sundanceenergy.com.au

Sundance Energy Australia Limited ABN 76 112 202 883

FOR IMMEDIATE RELEASE

General Manager

The Company Announcements Office

Australian Securities Exchange

Acquisition of 4,800 Net Acres Builds Position in Eagle Ford

•      Acquisition of approximately 4,800 net acres adjacent to Sundance’s existing acreage position in McMullen County, Texas;

•      Adds approximately 50 gross locations to Sundance’s Eagle Ford drilling inventory;

•      Contiguous block of acreage that provides for longer laterals and more efficient operations;

•      Increases Sundance’s Eagle Ford position to approximately 13,000 net acres covering approximately 160 gross drilling locations focused in northeastern McMullen County.

Sundance Energy Australia Limited (ASX: SEA, Sundance) is pleased to announce that on 25 February 2014 in the US it signed a Lease Acquisition and Development Agreement (“LAA”) for the acquisition of approximately 4,800 net mineral acres in McMullen County, Texas.

The purchase price for the acreage includes an upfront payment (US$10.0 million) and two separate earn out payments due upon commencement of drilling (US$7.7 million) and payout of the first six wells drilled on the acreage (US$7.7 million).  The term of the LAA is two years and provides a one year extension for $500 per acre extended.

The acquired assets are contiguous with Sundance’s current acreage position in McMullen County, and increase the total project to approximately 13,000 net mineral acres or approximately 160 gross drilling locations.

This acquisition is a contiguous block of acreage (refer to Figure 1) which will allow for long reach laterals that enhance recovery and drilling efficiency resulting in improved economics.  Sundance is currently operating a two-rig horizontal drilling program to develop its McMullen County project.

The LAA is subject to customary due diligence and closing conditions with closing expected in March 2014.

Figure 1: Sundance’s existing and acquired acreage in McMullen County, Texas

For more information, please contact:

United States Eric McCrady, Managing Director Tel: +1 (303) 543 5703	Australia Mike Hannell, Chairman Tel: +61 8 8363 0388

Media enquiries
Justin Kelly
Mercury Consulting
Tel: +61 2 8256 3350 / 0408 215 858
Email: justin.kelly@mercuryconsulting.com.au

Footnotes and Definitions

“boe” is defined as barrel of oil equivalent, using the ratio of 6 mcf of Natural Gas to 1 bbl of Crude Oil.  This is based on energy conversion and does not reflect the current economic difference between the value of 1 MCF of Natural Gas and 1 bbl of Crude Oil.

“boepd” is defined as boe per day.

“m” is defined as a thousand.

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (ASX: SEA) is an Adelaide-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA.

The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford, Mississippian/Woodford, and Wattenberg.

A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.com.au.

Forward Looking Statements

This presentation includes forward-looking statements. These statements relate to Sundance’s expectations, beliefs, intentions or strategies regarding the future.  These statements can be identified by the use of words like “anticipate”, “believe”,  “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

The forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this presentation and are subject to a variety of unpredictable risks, uncertainties, and other unknowns.  Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict.  Given these uncertainties, no one should place undue reliance on any forward-looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf.  Although every effort has been made to ensure this presentation sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.